Exhibit 12.1
KLA-Tencor Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended June 30,
(In thousands, except ratios)	2012	2011	2010	2009	2008
Earnings (losses):
Income (loss) before income taxes	$974,094	$1,110,066	$291,181	$(602,531)	$560,234
Add back fixed charges:
Interest expense	54,197	54,328	54,517	55,339	10,767
Amortization of bond issuance costs	735	735	735	735	123
Interest portion of rental expense	3,008	2,834	3,687	4,114	3,824
Total adjusted earnings (losses)	$1,032,034	$1,167,963	$350,120	$(542,343)	$574,948

Fixed charges:
Interest expense	$54,197	$54,328	$54,517	$55,339	$10,767
Amortization of bond issuance costs	735	735	735	735	123
Interest portion of rental expense	3,008	2,834	3,687	4,114	3,824
Total fixed charges	$57,940	$57,897	$58,939	$60,188	$14,714

Ratio of earnings to fixed charges	17.8	20.2	5.9	(a)	39.1
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(a) Earnings were inadequate to cover the fixed charges by $602.5 million in the fiscal year ended June 30, 2009.
For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding earnings before income taxes, plus fixed charges. Fixed charges for these purposes include interest expense, amortization of bond issuance costs, and one-third of rental expense, which KLA-Tencor considers to be a reasonable approximation of the interest factor included in rental expense.